PAUL M. KAVANAUGH
Direct Dial No. (248) 205-2711
E-Mail:  pkavanaugh@stroblpc.com

JOHN SHARP
Direct Dial No. (248) 205-2747
E-Mail:  jsharp@stroblpc.com



October 31, 2007



Securities and Exchange Commission
Mail Stop 3561
Washington DC 20549

Attn:	John Reynolds, Assistant Director
	Office of Emerging Growth Companies
	Division of Corporation Finance

Re:	Asia Automotive Acquisition Corporation
        SEC File No. 33-127755

Ladies and Gentlemen:

	On behalf of Asia Automotive Acquisition Corporation (the "Company"), we are providing to the SEC Staff this cover letter, which addresses each comment in the SEC Staff letter dated October 19, 2007. For the Staff's reference we filed a Registrant Statement on Form S-4 (see Item 1 below) marked to show changes from the Schedule 14A filed on September 20, 2007. For ease of reference, we set out each SEC Staff comment below, then follow each comment with the Company's response:

===================================================================
                     Preliminary Proxy Statement
                              General

1. We note the proposed redomestication merger of you into your wholly owned subsidiary, Hunan Tongxin International Ltd., which was formed under the laws of the British Virgin Islands. We note that Rule 145 of the Securities Act of 1933 excludes from the definition of offer, offer to sell or sale, a merger in which the sole purpose of the transaction is to change an issuer's domicile solely within the United States. It appears that the transaction would not be exempt under the Securities Act of 1933 and would need to be registered. Please revise your filing accordingly using the appropriate forms or tell us why this transaction is not required to be registered under the federal securities law.

Response
1. The Company has revised its filing and is submitting a Registrant Statement on Form S-4.

2. To facilitate your stockholders' and our review, please revise your filing to include page numbers, where appropriate.

Response
2. The Company has revised the filing to include page numbers, where appropriate.

3. We note your disclosure in the "Board Consideration and Approval of Transaction" section that your board determined on September 13, 2007 that the consideration to be paid to the Hunan Tongxin equity holders was reasonable and that the equity acquisition was in the best interests of your stockholders.

     We also note that the Equity Acquisition Agreement is dated
     July 25, 2007 and that the covenant in section 6.03 thereof states: "The directors of AAAC shall recommend to its shareholders that they vote in favor of the adoption of [the
     Equity Acquisition Agreement]."

     It appears that your board considered and approved the Equity Acquisition Agreement and the transactions contemplated thereby after you were contractually bound to consummate the transaction. It also appears that the board determined the valuation of the transaction after you were bound by the Equity Acquisition Agreement. Please explain why the board considered and approved the transaction, and determined the valuation of the company to be acquired after entering into the binding agreement. Also, add appropriate risk-factor disclosure.

Response
3. The Company has corrected its disclosure to show that the board met on July 19, 2007 at which a quorum was present and gave authority to AAAC management to assess the appropriate valuation for the company to be acquired and to subsequently enter into the Equity Acquisition Agreement. The Company subsequently filed a form 8K on July 25,2007 announcing this event. The board further requested that AAAC management report back to the board with management's recommendation. Subsequently, on September, 20,2007 the Company's board met to consider the Equity Acquisition and the Redomestication merger Proposals for a special meeting of shareholders pursuant to the acquisition. After careful consideration, the board determined unanimously that each of the Proposals were fair to and in the best interests of AAAC and its stockholders. AAAC's board had approved and declared advisable the Proposals and unanimously recommended that the AAAC shareholders vote or give instructions to vote "FOR" each of the Proposals to adopt the Equity Acquisition Proposal and the Redomestication merger Proposal.

4.   We note that the other signatory to the Equity Acquisition
     Agreement was Hunan TX Enterprise Co., Ltd., not Hunan
     Tongxin Enterprise Co, Ltd. Please reconcile your disclosure.

Response
4. The Company has reconciled its disclosure to note that the signatory of the Equity Acquisition Agreement is Hunan
     Tongxin Enterprise Co., Ltd.

5. Please revise your filing so that the name (and any abbreviated name) for an entity is consistent throughout the filing. We note several instances where your disclosure was confusing. For example, you state in the notice to stockholders that stockholders will consider whether "[to] approve the merger of AAAC with and into a wholly owned subsidiary...with the name Hunan Tongxin International, Ltd. ("TI")." In the summary you state: "AAAC will form a wholly owned subsidiary under the laws of the British Virgin Islands, under the name 'Tongxin International'." In addition, you state: "We will change our corporate name to 'Hunan Tongxin International Ltd.' as a result of the Redomestication." Later in the filing, however, you state: " The name of the surviving company following completion of the Equity Acquisition and Redomestication will be 'Tongxin International, Ltd.'"

     Also, there are several instances in your filing where an entity's name begins with "Hunan Hunan." Please revise your filing accordingly.

Response
5. The Company has reconciled its disclosure to be consistent with names and abbreviations for any entity mentioned in the proxy filing. Also, it has revised the filing to remove the reference to "Hunan Hunan".

6. Please clearly explain abbreviations the first time they are used in the proxy statement. For example, we note the use of the abbreviations EAA and PEOA in the letter to stockholders without an explanation of the abbreviation. In addition, the use of numerous abbreviations throughout the proxy statement can be confusing to investors. Please only use abbreviations as necessary and in a clear, understandable manner.

Response

6. The Company has revised its filing and clearly explained abbreviations the first time they are used in the proxy statement. The use of abbreviations has been reduced to make the disclosure clear and understandable to investors.

7. Whether Tongxin International will be formed or whether it has already been formed is unclear because of inconsistent disclosure in your filing. For example, in the summary you state: "AAAC will form a wholly owned subsidiary under the laws of the British Virgin Islands, under the name 'Tongxin International'." (Emphasis added.) But in the "AAAC Redomestication" section, you state: "The reincorporation will be achieved by the merger of AAAC...with and into Tongxin International a BVI corporation, which is wholly owned by AAAC at this time..." (Emphasis added.) Please revise your filing accordingly.

Response
7.   The Company has clarified that Tongxin International,
     Ltd has not been formed to date and has revised its filing accordingly.

8. Please provide the disclosure required by Items 201, 402 and 404 of Regulation S-K for Hunan Tongxin.

Response
8. The Company has provided disclosure required by Items 201, 402 and 404 of Regulation S-K for Hunan Tongxin as follows:

     * Item 201: Market Price of and Dividends on the Registrant's Common Equity and Related Market Information. Hunan Tongxin is a privately held company and no established public trading market exists for its class of common equity; Holders. There are 53 holders of Hunan Tongxin's class common equity as of June 30, 2007;Dividends. Dividends were declared and paid in the aggregate amounts of approximately $400,000,$1.8 million and $8.6 million in fiscal years 2004, 2005 and 2006, respectively.

     * Item 402: Executive Compensation Generally required compensation disclosure regarding highly compensated executive officers need not be set forth for an executive officer
       (other than the CEO) whose total annual salary and bonus did not exceed $100,000. Please refer to the Section "Executive Compensation, Hunan Tongxin Executive Officers" for specific disclosure on Mr. Zhang's compensation.

     * Item 404: Transactions with Related Persons, Promoters and
       Certain Control Persons Transactions with related persons. A list of these transactions are disclosed in Note 16 of the financial statements.

     * Review, approval or ratification of transactions with related persons: Hunan Tongxin does not have a specific a review,approval or ratification process currently in place however Tongxin International, when formed, will establish such a process in compliance with Item 404.

     * Promoters and certain control persons. To the Company's knowledge Hunan Tongxin did not have a promoter and/or certain control persons during the last five fiscal years

9. We note your disclosure: "This proxy statement incorporates important business and financial information about AAAC and Hunan Tongxin that is not included in or delivered with the document." Please tell us what this information is and why it is not included in your proxy statement.

Response
9. The proxy statement incorporates important business and financial information related to Hunan Tongxin's competitors, the industry it operates in, and its future product programs, which if included in the proxy statement, could be detrimental to Hunan Tongxin's ongoing business.

10. Please clarify whether you will be a foreign private issuer after the business combination. See Rule 3b-4c of the Securities Exchange Act of 1934. If you will be a foreign private issuer, provide appropriate risk-factor disclosure.

Response
10. The Company has clarified that it will be a foreign private issuer after the business combination and has provided the appropriate risk-factor disclosure under the Risk Section in the proxy statement as follows:

     Being a foreign private issuer exempts us from certain Securities and Exchange Commission requirements that provide stockholders the protection of information that must be made available to stockholders of United States public companies.

     Upon consummation of the redomestication merger we will be a foreign private issuer within the meaning of the rules promulgated under the Securities Exchange Act of 1934. As such, we will be exempt from certain provisions applicable to United States public companies including:

     * The rules requiring the filing with the SEC of quarterly
       reports on Form 10-Q or current   reports on Form 8-K;

     * The sections of the Securities Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Securities
       Exchange Act;

     * Provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;
       and

     * The sections of the Securities Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any "short swing" trading transactions (i.e., a purchase and sale, or a sale and purchase, of the issuer's equity securities within less than six months).

     Because of these exemptions, our stockholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

===================================================================
                      Letter to Stockholders

11. We note the statement that your initial stockholders have agreed to "vote all of their shares for both the Equity Acquisition and Redomestication proposals assuming the majority of the other shares are voted affirmatively." Please clarify how the shares will be voted if the majority of stockholders do not vote affirmatively for these two proposals. It appears from the Form S-1 that the initial stockholders have agreed to vote with the majority of the shares of common stock voted by the public shareholders. Please revise. Also, revise similar disclosure throughout the proxy statement that refers to the stockholder approval of the transaction, rather that referring to the stockholder vote on the transaction.

Response
11. The Company has revised the Letter to Stockholders to read that the initial stockholders have agreed to vote with the majority of the shares of common stock voted by the public shareholders. Also the Company has revised the proxy to read "stockholder approval of the transaction" rather than "stockholder vote on the transaction".

====================================================================
                   Notice of the Special Meeting

12. Please revise the penultimate sentence to make it consistent with the disclosure under the heading "REVOKING YOUR PROXY."

Response
12. The Company has revised the penultimate sentence to make it consistent with the disclosure under the heading "REVOKING
     YOUR PROXY".

====================================================================
                              Summary
          Interest of AAAC Directors and Officers in the
                   Equity Acquisition Proposal

13. Please clearly describe all substantial interests in the transaction by the officers and directors, as required by
     Item 5 of Schedule 14A. In addition, please clarify the interests already disclosed. For example, clearly state the number of shares of common stock and warrants held by the officers and directors and the market value of these holdings, as of a recent practicable date.

Response
13. The Company has revised this section to clearly describe all substantial interest in the transaction by the officers and directors, as required by Item 5 of Schedule 14A. Also, the Company has clearly stated the number of common shares and warrants held by the officers and directors and the market value of these holdings as of October 19, 2007.

====================================================================
                               Summary
                   Conditions To AAAC's Obligations

14. We note your disclosure: "Tongxin International will have acquired ownership or control of Hunan Tongxin." Please reconcile this condition with the conditions set forth in
     Article 8 of the Equity Acquisition Agreement.

Response
14. The Company and Hunan Tongxin have agreed to amend Article 8 in the Equity Acquisition Agreement to agree with this disclosure: "Tongxin International" will have acquired ownership or control of Hunan Tongxin".

====================================================================
                   Termination, Amendment and Waiver

15. Please clarify the date after which either party may terminate the agreement if the closing has not occurred. If this date has not been determined, clarify how and when this date will be determined. Please fill in the other blanks throughout the proxy statement and update the information as necessary. For example, we note the blank spaces for the market price of your stock.

Response
15. The Company has clarified that February 6, 2008 is the date after which either party may terminate the agreement if the closing has not occurred. It has filled in the other blanks throughout the proxy statement and updated the information as necessary. Additionally, it has filled in the blank spaces for the market price of the Company's stock.

=====================================================================
                  Selected Historical Financial Data

16. In accordance with Instruction 7(b)(8) of Item 14 of Schedule 14A, please revise to include the required selected financial data for each of the last five fiscal years or, if less, the life of each Company. In doing so, please revise to include income (loss) from continuing operations per share, long-term obligations, and cash dividends declared per common share for Hunan Tongxin.

Response
16. The Company has revised this section to include the required selected financial data for each of the last five years in accordance with instruction 7(b) (8) of Item 14 of Schedule
     14A.

=====================================================================
                    Unaudited Pro Forma Statement of
               Condensed Combined Statement of Operations

17. In accordance with Instruction 7(b)(9) of Item 14 of Schedule 14A, please revise to include the pro forma selected financial data for the year ended December 31, 2006. In addition, please disclose long-term obligations and cash dividends declared per common share for all periods presented.

     It appears that certain of your disclosures do not agree to the pro forma financial statements (e.g., total assets assuming maximum approval). Please revise your disclosures accordingly.

Response
17. The Company has revised this section to include the pro forma selected financial data for the year ended December 31, 2006. In addition it has disclosed long term obligations and cash dividends declared per common share for all periods presented.

======================================================================
                  Comparative Per Share Information

18. Please revise to provide comparative historical and pro forma per share data of Asia Automotive Acquisition Corporation and historical and equivalent pro forma per share data of Hunan Tongxin for the most recent fiscal year and interim period for the following items: (i) book value per share; (ii) cash dividends declared per share; and (iii) income per share from continuing operations. Refer to Instruction 7(b)(10) of Item 14 of Schedule 14A.

Response
18. The Company has revised this section to provide the historical pro forma per share data for Asia Automotive Acquisition Corporation and Hunan Tongxin for the following items: (i) book value per share; (ii) cash dividends declared per share; and (iii) income per share from continuing operations

======================================================================
                            Risk factors

19. We note the reference to "any others [risks]not foreseen." Please remove the reference to unforeseen risks and clarify in the introductory paragraph that you have described all material risks that are currently known and reasonably foreseeable. Also, please revise the paragraph to address the redomestication proposal.

Response
19. The Company has removed the reference to "any others (risks) not foreseen" and has clarified in the introductory paragraph that the Company has described all material risks that are currently known and reasonably foreseeable. Also, this paragraph has been revised to address the Redomestication Proposal.

20. We note in the first risk factor you state that "TI's business has benefited in the past from the rapid expansion..." (Emphasis added.) In the second risk factor, you state that "TI is engaged in the design..." (Emphasis added.) These references to TI are not clear because it appears that TI is used to refer to you after the business combination is consummated. Please clarify.

Response
20. The Company has clarified that Hunan Tongxin and not TI is the entity of reference.

21.  Please define "Foreign Invested Enterprises."

Response
21. The Company has amended the disclosure to give a definition of a "Foreign Invested Enterprise " or FIE as any one of a number of legal structures under which a company can participate in the Chinese economy. These entities tend to have tight government regulation at nearly every important business juncture, which limits the efficiency at which any foreign company can profit from a FIE as well asthe amount of control that a foreign parent has over the FIE.

22.  The second paragraph of your risk factor, "Because Chinese
     Law Will Govern Almost All of TI's Material Agreements..," is duplicative of the risk factor that immediately follows that paragraph. IN addition, your risk factor, "Because Chinese
     Law Will Govern Almost All of TI's Material Agreements...," is duplicative of your risk factor, "The Chinese Legal System
     May Have Inherent Uncertainties..." Please revise accordingly.

Response
22.  The Company has revised the risk factor," Because Chinese
     Law Will Govern Almost All of TI's Material Agreements...," and has removed the second paragraph which is duplicative with the risk factor which follows. Also, the Company has deleted the risk factor, "The Chinese Legal System may have Inherent Uncertainties...," which is duplicative with the above referenced risk factor.

=====================================================================
                       The AAAC Special Meeting
                 Record Date: Who Is Entitled To Vote

23. We note your statement that there were 5,031,250 outstanding shares of your common stock on the record date. Please revise this statement to make it clear that shares of common stock held by your officers and directors are not included in this amount.

Response
23. The Company has revised the statement to clarify that there were 5,031,250 outstanding shares of its common stock on the record date excluding 1,349,000 common stock held by its officers, directors and other insiders.

=====================================================================
                           Conversion Rights

24. We note that stockholders electing conversion will receive the pro rata portion of the trust account as of the record date. Please explain in light of the fact that the conversion will not occur until after the business combination, which may be a substantial period after the record date. In addition, the Form S-1 clearly indicates that the "redemption" price is calculated as of two business days prior to the consummation of the business combination. In addition, please add clear disclosure throughout the proxy statement of the estimated conversion amount per share as of a recent practicable date.

Response
24. The Company has revised the statement to clarify that redemption price for the conversion will be calculated as of two business days prior to the consumption of the business combination. Additionally we have added throughout the proxy statement clear disclosure regarding the estimated conversion amount per share as of September 30, 2007.

=======================================================================
                         The AAAC Special Meeting
                            Solicitation Costs

25. Please clarify what "by other electronic means" means in the last sentence of the first paragraph. Please confirm that the solicitations made otherwise than by use of the mails will be consistent with the proxy statement and proxy card. Also, please confirm that these solicitations will comply with Rule 14a-4 Regulation 14A.

Response
25. The Company has amended the first paragraph to delete "by other electronic means" and substituted "email" and has also referenced how proxies will be solicited. The proxy solicitations will conform to rule 14a -4, Regulation 14.

26. Please revise the second paragraph to state that if you engage a firm to assist with the proxy solicitation process, you will disclose to stockholders the information required by
     Item 4(a)(iii) of Schedule 14A.

Response
26.  The Company has revised the second paragraph to state that
     if it engages a firm to assist it   with the proxy
     solicitation process, the Company will disclose to its stockholders the information required by Item 4(a)(iii) of schedule 14A.

=====================================================================
             Background of the Equity Acquisition Agreement

27. Please specify the nature of Mr. Duanxiang's relationship with the Hunan Tongxin equity holders.

Response
27. The Company has specified that Mr. Zhang Duanxiang is chairman and Chief Executive Officer of Hunan Tongxin and its largest shareholder.

=====================================================================
                The Candidate Identification Process

28. We note your disclosure, "Over the course of the next six months AAAC selected fourteen companies as potential candidates for a business combination." Please clarify whether Hunan Tongxin was one of those potential candidates. Provide clear disclosure as to how and when Asia Automotive Acquisition Corporation first became aware of Hunan Tongxin and when contact between the parties, direct or indirect, commenced. Revise this section to provide clear disclosure of the contacts and communications between the parties in this process.

Response
28. The Company has clarified that Hunan Tongxin was one of the fourteen potential candidates selected for a business combination. The Company has also revised its disclosure to specify how it first became aware of Hunan Tongxin and when contacts commenced.

29. Please tell us whether there is any present or proposed material agreement, arrangement, understanding or relationship between Manhattan Capital Group and Asia Automotive Acquisition Corporation. Also, clarify whether Manhattan Capital Group or any other party will receive finders' fees or any other compensation as part of this acquisition.

Response
29. The Company has stated that there is no present or proposed material agreement, arrangement or understanding or relationship between the Company and Manhattan Capital Group. The Company has not paid nor will it pay a finders fee with regard to this transaction.

30.  Please briefly describe the negotiations pertaining to:
     * The reorganizations of Hunan Tongxin and you;

     * The consideration to be paid for Hunan Tongxin;

     * The terms of the additional consideration to be paid subsequent to the close of the business combination to retain key management personnel;

     * The terms of the additional consideration to be paid in 2008 for performance achieved in 2007; and

     * The inclusion of certain Hunan Tongxin equity holders on the board of directors of the surviving corporation.

Response
30. The Company has revised its disclosure to briefly describe the negotiations with Hunan Tongxin to include the following:

     * The reorganizations of Hunan Tongxin and AAAC;
       - Hunan Tongxin has reorganized into a limited liability company as a pre-condition of the Chinese government before it became a wholly owned foreign enterprise on August 10, 2007. This is a requirement of the Chinese government before Tongxin can complete the proposed transaction.

       - AAAC will incorporate a wholly owned subsidiary to be formed under the laws of British Virgin Islands with the name Tongxin International, Ltd. for the purposes of redomestication of the AAAC to the British Virgin Islands.

     * The consideration to be paid for Hunan Tongxin;
       - At the closing, and pursuant to the EAA, the Hunan
         Tongxin Shareholders and their designees will be paid an aggregate of $13,000,000 in cash for all the outstanding common stock of Hunan Tongxin.

     * The terms of the additional consideration to be paid subsequent to the close of the business combination to retain key management personnel;
       - Subsequent to closing, and pursuant to the Key Employees Employment Agreement, Hunan Tongxin Management will receive an aggregate of 4,500,000 shares of TI common stock as an incentive to retain its management services.

     * The terms of the additional consideration to be paid in 2008 for performance achieved in 2007; and
       - In 2008, pursuant to the Performance Earn Out Agreement Hunan Tongxin Management will be issued up to an aggregate of 2,000,000 shares of common stock of TI (on an all-or-none basis) if, on a consolidated basis, it generates after-tax profits of $9,500,000 in the year ending December 31, 2007 (excluding one time costs associated with the transaction and corporate costs).

     * The inclusion of certain Hunan Tongxin equity holders on the board of directors of the surviving corporation.
       - The board of directors will be comprised of 9 directors including Mr. Zhang Duanxiang and Mr. Peng Weiwu current Hunan Tongxin equity holders.

31. Please briefly describe the nature of Hunan Tongxin's and your "operational due diligence."

Response
31. The Company has revised its disclosure to briefly describe the nature of Hunan Tongxin and the Company's operational due diligence as follows:

     During the period between January 8, 2007 and March 26, 2007 in addition to the legal and financial due diligence undertaken, both AAAC and Hunan Tongxin also conducted operational due diligence. This included:

     * Revenue verification, market analysis and an analysis of each Hunan Tongxin customer account history from 2004 thru 2006 as well as analysis of projections for 2007. Also included was an analysis of its costing, pricing and quoting process.

     * A visit to each Hunan Tongxin facility to understand the scope and capacity of the manufacturing processes in each including stamping, welding, assembly and paint. Included in the analysis was worker safety, worker training procedures, worker turnover, scrap handling, floor space evaluation for capacity expansion, and quality control procedures. An initial environmental evaluation was conducted to validate compliance with governmental licensing requirements, issuance of governmental licenses and permits, appropriate safeguards, ongoing compliance auditing process, and education and training levels of persons responsible for managing facilities and processes

     * A review of its  current and future products

     * An understanding of product design capabilities, customer interface, technical staffing levels, educational levels of technical personnel, training programs, and Intellectual
       Property management.

     * An analysis of its die design and fabrication process

     * A review of its raw material process (purchase and stamping of cold rolled steel) including confirmation of raw material costs through analysis of individual purchase orders, analysis of the purchasing process and controls associated with purchasing contract approval, raw material ordering and lead-time analysis.

     * An overview of its logistics capabilities

32. Please describe the material terms of the Definitive Agreement of Equity Transfer.

Response
32. The Company has revised its disclosure to describe the material terms of the Definitive Agreement of Equity Transfer including:

     * Cash price consideration of $13,000,000;

     * 4.5 million Tongxin International common shares to be issued subsequent to close of the transaction to retain Hunan Tongxin management services;

     * Initial board structure  for the first 2 years to include
       9 directors and a subsequent structure beginning in year 3 to include 7 directors;

     * 2 million Tongxin International common shares to be issued on a all or none basis if Hunan Tongxin attains $9.5 million in after tax profits in 2007 (excluding one time transaction and corporate costs)

     * The Definitive Agreement was subject to a satisfactory completion of a USGAAP audit

33. We are confused by this statement: "Hunan Tongxin asked if Tongxin International could help the post-transaction company in advising and complying with all the various requirements." Our understanding is that Tongxin International will be the post-transaction company. Please clarify.

Response
33. The Company has modified its disclosure to state that Tongxin International will be the post-transaction company and will be responsible for advising and complying with various requirements as a publicly traded company. In addition, with regard to Hunan Tongxin it will manage its marketing and sales activities outside of China and oversee its mergers and acquisitions globally.

======================================================================
             Board Consideration and Approval of Transaction
                  Due Diligence Information Materials

34. Please elaborate on the "internal and external situation analysis" and the "opportunity analysis of customer programs" in your global Marketing Plan.

Response
34. The Company has modified its disclosure to elaborate on the "internal and external situation analysis" and the opportunity analysis of customer programs" in its global Marketing Plan.
     The "external situation analysis" refers to the Company's review of all known activities external to the target firm which affects the market for EVBS globally. This includes a review and analysis of trends in design, manufacturing processing, and changes in developments of raw materials. The "internal analysis" includes a comparative review of the strengths and weaknesses of Hunan Tongxin compared to its competitors. The term "known" refers to information and data obtained through discussions with customers, data published by customers, and data published by professional firms engaged in the business of collecting and disseminating industry information.

35. Please disclose the "comparable companies in the global automotive component supply market" used for your analysis.

Response
35. The list of "comparable companies in the global automotive component supply market" used for its analysis is found under the Section "Summary of 80% Test".

36. We note your disclosure: "The valuation for the future of Hunan Tongxin was based on various assumptions, including projected sales, assumed margins, and projected net income." Please disclose each assumption, and briefly discuss why you believe the assumptions are valid.

Response
36. The Company has disclosed each assumption including projected sales, assumed margins and projected net income in response to this comment. The Company believes the individual assumptions are valid for the following reasons:

     * Projected sales provides a basis for determining how much
       Hunan Tongxin is growing in its market segment and whether it is gaining market share;

     * Assumed margins provide insight into the sustainability of Hunan Tongxin's long term profitably; and

     * Net income provides the Company a basis for determining
       Hunan Tongxin's underlying profitability

37.  We note your disclosure:
     Mr. Wilson concluded that, comparatively speaking, the enterprise value of Hunan Tongxin, immediately after the acquisition, was favorable. On the basis of the analysis, he concluded that the board of directors, from an economic point of view, should consider the acquisition of Hunan Tongxin.

     Please define "enterprise value," and disclose the date Mr.
     Wilson came to this conclusion.

Response
37. The Company has amended the disclosure to give a definition of a "Enterprise Value " which was derived by the following formula: Enterprise Value equals market capitalization, plus long term debt, plus preferred equity, minus cash and cash equivalents. Additionally, Mr. Wilson came to the conclusion regarding the favorable enterprise value of Hunan Tongxin on July 19, 2007 prior to the execution of the Equity Acquisition Agreement.

====================================================================
           Board Consideration and Approval of Transaction
                     Satisfaction of 80% Test

38. We note that you are only paying $13 million in cash for all the outstanding equity interests of Hunan Tongxin. Given this amount being paid for the company, it is unclear how you were able to determine that the 80% test was met. Please provide clear disclosure and analysis.

Response
38. The Company has amended the proxy statement to provide further disclosure and analysis of its ability to determine that the 80% test was met. It is a requirement that any business acquired by the Company have a fair market value equal to at least 80% of its net assets at the time of acquisition, which assets shall include the amount in the trust account. Currently there is approximately $39 million in the trust account and 80% of this amount is approximately $31.2 million. The Company compared the $31.2 million to the projected market capitalization of Hunan Tongxin of $168,000,000. This market capitalization was derived using an implied market capitalization equal to a comparable price earnings ratio of 17.7 multiplied by the projected earnings of Hunan Tongxin for 2007 of $9,500,000. The Company therefore determined that the 80% test was met.

39.  Please provide the following:

     * clear disclosure of the specific valuation methods used to determine the valuation of this transaction,

     * clear disclosure of the assumptions and projections used, and

     * clear disclosure as to the actual valuation(s) or range of valuations from these valuation methods.

Response
39. The Company has amended the proxy statement and provided clear disclosure of its specific valuation methods, assumptions and projections and the actual valuation(s) or range of valuations to determine the valuation of this transaction as follows:

     * clear disclosure of the specific valuation methods used to determine the valuation of this transaction,

       - The Company used the enterprise value method, which is considered a theoretical takeover price, as the method of determining the valuation of the transaction.
         It subsequently calculated a per share value using the implied market capitalization based upon the common shares currently outstanding.

     * clear disclosure of the assumptions and projections used, and

       - The Company assumed that Hunan Tongxin would attain $9.5 million net income in 2007. The projected net income for 2007 was determined to be reasonable in light of the net income for 2006 of approximately $5.7 million and the level of existing and new contracts at the time the assessment was made. The level of contracts has increased significantly from 2006 to 2007.

     * clear disclosure as to the actual valuation(s) or range of valuations from these valuation methods.

       - The Company examined the forward price earnings ratios of these companies. Using the median forward price earnings ratios for the eight companies which were 17.7, the Company calculated an actual valuation of $168,000,000 as the most representative. This was derived by taking the fair market comparable capitalization using an implied market capitalization equal to a comparable price earnings ratio of 17.7 multiplied by the assumed earnings of Hunan Tongxin for 2007 of 9.5 million.

40. We note your disclosure that "the board compiled a list of eight comparable automotive component companies whose stock is traded on United States stock exchanges." Please elaborate how you determined these companies are "comparable" to you, and explain more fully the "single or dual focus technical competency" concept to which you refer.

Response
40. The Company has elaborated further regarding its determination of its selection of comparable companies. An automotive supplier who provides a single product scope is referred to as having a single technical competency. Similarly, a supplier who provides two distinct product scopes is referred to as one who exhibits a dual technical competency. Hunan Tongxin is considered a supplier with a single technical competency of providing Engineered Vehicle Body Structure or EVBS. The Company believes based upon its experience in the automotive industry that comparable companies exhibiting a single or dual technical competency would closely approximate the performance Hunan Tongxin could attain in the future.

41.  We note your disclosure:
     The board made several assumptions in deriving statistics about Hunan Tongxin that were used solely for the purpose of management's determining a value of Hunan Tongxin. Investors should not place any weight on these projections, because any projection is subject to many assumptions, some or all of which may not be correct or occur as assumed.

     Please specify each assumption. Also, please explain how you determined these projections were reasonable.

Response
41. The Company has amended the disclosure to specify its assumptions regarding financial projections of Hunan Tongxin. The assumptions were for the projection of net income of $9.5 million for 2007.The assumptions included the continued overall growth in sales in the Chinese commercial truck market, increasing exports of commercial trucks, the ability of Hunan Tongxin to control its operating costs and sustain its net income margins.

42. Please explain the statement that "investors should not place any weight on these projections." It is unclear why management relied upon these projections in determining the valuation of the transaction when the company is cautioning investors not to place any weight on these projections. If you mean that investors should not rely upon these projections for any other purpose than determining valuation, and that these projections should not be considered earnings projections, provide clear disclosure.

Response
42. The Company has clarified its disclosure to specify that investors should not rely on these projections for any other purpose than determining valuation, and that these projections should not be considered earnings projections.

43. Please explain the basis for assuming net income will increase by $3.8 million in one year.

Response
43. The Company's basis for assuming net income, for evaluation purposes, would increase $3.8 million in one year (2007) was determined to be reasonable in light of the net income for 2006 of approximately $5.7 million, and the level of existing and new contracts at the time the assessment was made.

44. The paragraph beginning, "The starting point was to determine enterprise value of Hunan Tongxin..." is confusing, especially the third sentence. Please revise your disclosure to enable readers to understand the process your board undertook.

Response
44. The Company has revised the paragraph beginning" The starting point was to determine enterprise value of Hunan Tongxin...," to enable investors to clearly understand the process the Company's board undertook in the valuation process.

===================================================================
      Material United States Federal Income Tax Considerations
                       of the Redomestication

45. Please reconcile the disclosure in this section with the disclosure under the heading "Federal Income Tax Consequences of the Reincorporation."

Response
45. The Company has reconciled its disclosure in this section with the disclosure under the heading "Federal Income
     Tax Consequences of the Reincorporation" to include the fact that the Redomestication will be structured to qualify as a reorganization merger under section 368(a) of the Code for federal income tax purposes.

====================================================================
         Information About Hunan Tongxin Enterprise Co., Ltd.
                        Market Overview

46. Please identify the source of the statistics and projections to which you refer, and cite the specific report(s), author(s) and date(s) of publication.

Response
46. The Company has amended this section and identified the source of the statistics and projections to which it refers, and cited the specific report, author and date of publication as follows:

     * In 2006, over 7.2 million vehicles were produced in China surpassing Japan as the second largest vehicle market in terms of production. The market is anticipated to grow by over 80% surpassing 13 million vehicles by 2011 (China
       Trends: Michael Tchong; February 2, 2007)

     * The market is segmented into light vehicles (including car, multi purpose vehicles, sport utility vehicles and minivans) and the commercial vehicles (including light, medium and heavy duty buses, trucks, chassis and semi tractors). Exports accounted for 185,000 units in 2006 and are anticipated to grow to 650,000 by 2011.(China Commercial Vehicle Market; February 2006),

====================================================================
        Information About Hunan Tongxin Enterprise Co., Ltd.
                            Competition

47. Please provide a more detailed discussion of Hunan Tongxin's business, as required by Item 101 of Regulation S-K.

Response
47. The Company has provided a more detailed discussion of Hunan Tongxin's business, as required by Item101 of regulation S-K, in the narrative.

48.  Please identify Hunan Tongxin's competitors.

Response
48. The Company has identified Hunan Tongxin's competitors to include the original equipment manufacturers of commercial trucks including but not limited to First Auto Works, Second Auto Words and Beiqi Foton, and independent domestic Chinese suppliers including Shiyan Jianan Vehicle Body Co., Ltd. and Sichuan Chongzhou Tingjiang Vehicle Body Plant.

49.  Please provide the basis for your projection that "Hunan
     Tongxin...plans to increase its share [of the independent EVBS market] to 20% by 2010."

Response
49. The Company has amended its disclosure regarding the basis of Hunan Tongxin's projection that it plans to increase its share of the independent EVBS market to 12-15% by 2010. Hunan Tongxin is designing new cab structures, expanding its die design and fabrication capabilities, and expanding its product design engineering capabilities in order to grow revenues faster than the overall commercial vehicle market.

50. Please discuss in greater detail your plans to enter the North American and European collision-parts aftermarket. Also, please discuss whether there would be any governmental approval or significant regulations required to enter these markets.

Response
50. The Company has provided further discussion on its intentions to enter the North American and European collision-parts aftermarket as follows:

     Tongxin intends to enter the North American and European collision-parts after-markets ("After-Market"), which will significantly increase the opportunity for sales of its products, taking advantage of the continued availability of its comparative cost advantage versus global suppliers. European and North American Original Equipment Manufacturers ("OEMs") prefer to manufacture EVBS components and structures in their own facilities until such time as there is a significant model change or "facelift" (change to exterior appearance of a vehicle). At the time of such model change or "facelift", the OEM prefers to outsource EVBS components and structures to independent suppliers, such as Tongxin, to reduce costs and maintain a new product focus in its assembly plants. The After-Market for these components and structures is created by vehicle accidents that result in the replacement of damaged components and currently represents approximately $3.5 billion in 2006 (Frost & Sullivan, March
     2005) . It is the intent of Tongxin to work with the OEMs to supply high quality components and structures through the OEM's distribution network.

     The Company also discloses that there are no government
     approvals or significant regulations required to enter the
     After-Market.
=======================================================================
               Management's Discussion and Analysis of
            Financial Condition and Results of Operations
                               General

51. Please revise to provide the information required by Item 303 of Regulation S-B for Asia Automotive Acquisition
     Corporation.

Response
51. The Company has amended its disclosure and provided the information required by Item 303 of regulation S-B for Asia Automotive Acquisition Corporation

52. The MD&A section is one of the most critical aspects of your disclosure. As such, we ask that you revise this section to provide a detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to your revenues, financial position, liquidity, plan of operations and results of operation. In an effort to assist you in this regards, please refer to the guidance in SEC Release 33-8350, available on the SEC Web site at www.sec.gov./rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting.
     In addition, while your discussion of the results of operations discusses intermediate effects of certain trends and events on the operations of Hunan Tongxin, the analysis generally does not discuss the reasons underlying those intermediate effects and does not go into much detail. In this regard we are not merely looking for a regurgitation of the financial statements; rather, we are looking for a narrative discussion that explains the underlying business events that impacted the financial results.

     This comment applies to all periods.

Response
52. The Company has revised this section to provide a detailed executive overview of Hunan Tongxin's business. Additionally, the Company has also expanded its analysis to discuss the underlying business events that impact Hunan Tongxin's financial results.

     Critical Accounting Policies

53. Please revise to explain that your accounting estimates or assumptions bear the risk of change and explain the factors considered in your determination of these estimates, how much estimates have changed in the past, whether estimates are likely to change in the future and their sensitivity to change. Discuss the impact of significant estimates with respect to revenue recognition, accounts receivable valuation and other areas as applicable. Refer to SEC Release No. 33-8350 available on our Web site at http://www.sec.gov/rules/interp/33-8350.htm.

Response
53. The Company has revised the "Use of Estimates" Section to explain that Hunan Tongxin's accounting estimates or assumptions bear the risk of change due to the uncertainty attached to these estimates and assumptions as a result of the emerging Chinese automotive market. The preparation of the consolidated financial statements in accordance with USGAAP requires management of Hunan Tongxin to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include revenue recognition, recoverability of accounts receivable and realization of deferred tax assets.

     For revenue recognition, Hunan Tongxin has adopted an accounting policy of recognizing the revenue when persuasive evidence of an arrangement exists, services have been rendered, the sales price is fixed or determinable, and collectibility is reasonably assured. It recognizes revenue when the goods are shipped and the risks and rewards of the ownership of the goods are transferred to the customers.

     In this respect, Hunan Tongxin believes that its revenue recognition is not affected by any significant estimate or assumption because for all sales of goods there are orders from customers, prices are agreed beforehand and once the goods are shipped and accepted by customers, the earning process is considered as completed and revenue is recognized accordingly.

     Hunan Tongxin management would review the existing accounts receivable for any potential recoverability issue on regular basis. In carrying out such assessment, it would review the historical collection experience and the current status of trade accounts receivable concerned.

     With regard to the realization of deferred income tax assets, Hunan Tongxin believes that it is more likely than not the temporary differences that given rise to the deferred income tax assets will be realized in the future, thus no valuation allowance is recognized as of the balance sheet dates.

     It also discloses that those estimates and assumptions used in its assessments are subject to changes and accordingly, the actual results could differ from those estimates.

====================================================================
                        Results of Operations
                               General

54. Please revise to include an analysis of the results of operations for Hunan Tongxin comparing the fiscal year ended
     December 31, 2005 to the fiscal year ended December 31, 2004. Refer to Item 303 of Regulation S-K.

Response
54. The Company has revise to include an analysis of the results of operations for Hunan Tongxin comparing fiscal year ended December 31, 2005 to the fiscal year ended December 31, 2004.

55. Please revise your disclosure for each period presented to describe and quantity underlying material activities that generate income statement line item variances between periods (e.g., disclose the respective increase in sales attributed to EVBS compared to exterior body panels; quantify the change in revenues from sales of new products; explain the causes of the changes in cost of goods sold, gross margin percentages, and operating expenses). Please ensure that your variance explanations support the changes between periods.

Response
55. The Company has revised its disclosure for each period to describe and quantify underlying material activities that generate income statement line item variances between periods.

56. We note your disclosure that product order shipment represents shipping expenses carrying finished products from the company warehouse to customers' premises, and that such amounts comprise approximately 75% of total selling expenses. Please reconcile this disclosure to Note
     D in your financial statements, which indicates that shipping and handling costs are classified as cost of sales, and tell us why you believe that the inclusion of these amounts in selling expenses is consistent with the requirements of EITF 00-10.

Response
56. There are two categories of shipping expenses. One is shipping expenses incurred in bringing in the raw materials, and the other is for shipping out the finished goods to customers. Note 3(d) to the consolidated financial statements refers to shipping expenses incurred in bringing in the raw materials, which have been classified as cost of sales.So the classification of outwards shipping expenses is not conflicted with Note 3(d).

57. We note your disclosure that sales personnel are paid upon receipt by the company of cash payment from their customers. Please tell us whether sales commissions are accrued at the time of sale, and if not, why you believe that such treatment is appropriate.

Response
57. The Company has clarified that Hunan Tongxin does not accrue sales commissions at the time of sale. Sales personnel responsibilities include selling products to customers and collecting the accounts receivable. The Company believes that their compensation is directly related to their ability to collect the receivables and therefore does not accrue at the time of the sale.

=======================================================================
        Comparison of Fiscal Year Ended December 31, 2006 and 2005
                   General and Administrative Expenses

58. Please revise to provide additional detail regarding the $630,000 bad debt provision, and tell us why the amount differs from the amount reported in the cash flow statement.

Response
58. The Company has clarified the $630,000 bad debt provision to include $545,000 as the actual total realized bad debt aggregate amount and an additional $85,000 as a provisional bad debt. The $545,000 is reconciled with the cash flow statement.

=======================================================================
                 Liquidity and Capital Resources

59. Please revise your discussion of liquidity and capital resources to provide enhanced analysis and explanation of the sources and uses of cash and material changes in particular items underlying the major captions reported in your financial statement, rather than a recitation of the items in the cash flow statements.

Response
59. The Company has revised its discussion of liquidity and capital resources to provide an enhanced analysis and explanation of the sources and use of cash and material changes in particular items underlying major captions reported in the financial statement.

60.  Please define "quick ratio."

Response
60. The Company has amended its disclosure to give a definition of "Quick Ratio" as a measure of Hunan Tongxin's liquidity and ability to meet its obligations. Quick ratio is obtained by subtracting inventories from current assets and then dividing by current liabilities.

61.  Please define "current ratio."

Response
61. The Company has amended its disclosure to give a definition of "Current Ratio" as a measure of Hunan Tongxin's ability to meet short term debt obligations. Current Ratio is equal to current assets divided by current liabilities.

=====================================================================
                  Liquidity and Capital Resources
                        Capital Resources

62.  Please include the table referenced in the first paragraph.

Response
62.  The Company has included in this section the table "Short
     Term and Long Term Borrowings From Banks" referenced in the first paragraph.

=====================================================================
              Contractual Obligations and Commitments

63. We note that you have disclosed a capital expenditure commitment in Note 19 to your financial statements that is not presented in your contractual obligations and commitments table. Please revise.

Response

63. The Company has revised this section to include in the contractual obligations and commitments table a capital expenditure commitment in Note 19 to the financial statements reflecting an improvement to existing production facilities of $430,000 which is authorized but not contracted for.

=====================================================================
                    Off-Balance Sheet Arrangements

64. We note that your disclosure regarding the classification of the warrants under SFAS 133 is inconsistent with your accounting treatment for the warrants in the financial statement. Please revise your disclosure accordingly.

Response
64. The Company has revised it disclosure regarding the classification of warrants in this section to agree with its accounting treatment for the warrants in its financial statement. The Company has outstanding warrants, which provides for the Company to register the shares underlying the warrants and is silent as to the penalty to be incurred in the absence of the Company's ability to deliver registered shares to the warrant holders upon warrant exercise. Under EITF No. 00-19 "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock" ("EITF No. 00-19"), registration of the common stock underlying the Company's warrants is not within the Company's control. As a result, the Company must assume that it could be required to settle the warrants on a net-cash basis, thereby necessitating the treatment of the potential settlement obligation as a liability. Further EITF No. 00-19, requires the Company to record the potential settlement liability at each reporting date using the current estimated fair value of the warrants, with any changes being recorded through the Company's statement of operations. The potential settlement obligation related to the warrants will continue to be reported as a liability until such time that the warrants are exercised, expire, or the Company is otherwise able to modify the registration requirements in the warrant agreement to remove the provisions which require this treatment. The fair value of the warrant liability is determined using the trading value of the warrants.

     Warrants and representative's unit purchase option issued in conjunction with our initial public offering are equity linked derivatives and accordingly represent off balance sheet arrangements. In addition, the conversion feature of the representative's unit purchase option constitutes an embedded derivative. The warrants, unit purchase option and conversion feature meet the scope exception in paragraph 11(a) of FAS 133 and are accordingly not accounted for as derivatives for purposes of FAS 133, but instead are accounted for as equity. See Footnote 5 to the financial statements for more information.

========================================================================
                         Information About AAAC
                  Liquidation if No Business Combination

65. Please provide clear disclosure of the dissolution and liquidation process under Delaware law if you are unable to complete the acquisition. In addition, disclose the risks to investors and add risk factors as appropriate.

Response
65. The Company has revised this section to provide clear disclosure of the dissolution and liquidation process under Delaware law. In addition, it has also disclosed in this section the risks to investors.

========================================================================
                         Plan of Operations

66. Please provide clear disclosure of the use of proceeds to date and clarify whether the actual use of proceeds was consistent with the disclosure in the estimated use of proceeds section in the Form S-1. To the extent that such use was not consistent with the disclosure in the Form S-1 please explain.

Response
66. The Company has revised this section to provide clear disclosure of the use of proceeds to date and clarified that the actual use of proceeds was consistent with the disclosure in the estimated use of proceeds section in the Form S-1.

67. Please disclose the amount that are currently owed and break such amounts down by entity and state the amount owed to each. Please clarify whether you have obtained waivers. To the extent you have not obtained waivers, clarify whether these claims would be covered by the indemnifications provided by the individuals name in the Form S-1. Provide clear disclosure of the indemnification obligation of the named individuals in this section and discuss the associated risks.

Response
67. The Company has revised this section to provide clear disclosure of amounts currently owed by entity and the amount owed to each.

68.  Please explain what "inorganic growth opportunities" are.

Response
68. The Company has revised this section to explain "inorganic growth opportunities" as an increase in revenue from a merger, acquisition, or joint venture resulting in the consolidation of revenue for the acquiring company from the acquired company.

=====================================================================
          Unaudited Pro Forma Combined Financial Statements
                                General

69. We note a number of computational errors in your pro forma financial statements. For example, there appear to be numerous errors in the pro forma balance sheet at June 30, 2007 which assumes minimum approval. Please review each pro forma financial statement and revise as necessary.

Response
69. The Company has reviewed each pro forma financial statement for computational errors as and revised as necessary.

=====================================================================
           Unaudited Pro Forma Condensed Combined Statement
                           of Operations

70. We note that depreciation expense has been reclassified from its presentation in the audited financial statements. We do not believe it is appropriate to include depreciation or amortization expense as a non-operating item, and we note that depreciation expense appears to have been appropriately classified as cost of revenue in the financial statements of Hunan Tongxin. Please revise your disclosure accordingly.

Response
70. The Company has revised this disclosure to reclassify depreciation and amortization expense as a cost of revenue consistent with its classification in the financial statements of Hunan Tongxin.

71. We note that the pro forma financial statements reflect net income for the six months ended June 30, 2007. However, basic and diluted pro forma earnings per share are equal. Please tell us how you considered the effect of outstanding dilutive instruments (i.e., warrants). Revise your disclosures as appropriate, including note (i) to the pro forma financial statements.

Response
71. The Company has revised its disclosure to include the effect of warrants and has amended the diluted pro forma earnings per share calculation. Also, it has amended note (i) in the pro forma financial statement

====================================================================
                Note 3-Purchase Accounting Adjustment

72. We note that the pro forma financial statements reflect the proposed merger as a business combination with Asia Automotive Acquisition Corporation as the acquiring company. Since it would appear that the shareholders of Hunan Tongxin would control the majority of your common stock, in the event that the two million contingent shares are issued, and these shareholders will have the ability to nominate the majority of your directors after the initial two year period, please tell us how you determined that the proposed merger should be accounted for as a business combination, including your analysis of each of the factors outlined in paragraphs 16-17 of SFAS 141. We may have additional comments after reviewing your response.

Response
72.  The 4.5 million  shares to be issued, subsequent to the
     close  to Tongxin management to   retain its management
     services is not contingent on any particular event while the 2 million shares which potentially could be issued to Hunan Tongxin management to attain a net income performance target is contingent on a specific event. Furthermore as the total numbers of shares of common stock outstanding at the close of the transaction will be 17,911,500 including 5,031,250 common shares underlying to the warrants Hunan Tongxin management would not control the majority of the common stock. Therefore the Company believes the proposed merger should be accounted for as a business combination.

73. We note that the 4.5 million shares to be issued to the management of Hunan Tongxin are part of the key employee agreements, rather than the Equity Acquisition Agreement. Please tell us whether there are any requirements for continued employment by the management of Hunan Tongxin in order to receive any portion of the 4.5 million shares. If so, please tell us why you believe that the issuance of these shares should be accounted for as part of the acquisition rather than share-based compensation.

Response
73. The Company has further clarified in this section to state that there are requirements for continued employment by the management of Hunan Tongxin as outlined in the key employee agreements in order to receive any portion of the 4.5 million shares and the Company believes that the shares should be accounted for as part of the acquisition.

74. We note that the 4.5 million shares to be issued were valued as of June 30, 2007. If you continue to believe that the shares should be recorded as part of the purchase price for the acquisition, please revise to use the market price of your common stock for a reasonable period before and after the announcement date of the acquisition, in accordance with paragraph 22 of SFAS 141.

Response
74. The Company has revised this section to use the average of the closing price of the Company's common stock from a period from July 24, 2007 through July 31, 2007 in accordance with paragraph 22 of SFAS 141.

===================================================================
           Certain Relationships And Related Transactions
                               AAAC

75.  Please remove the reference to "this offering."

Response
75. The Company has removed the reference to "this offering" throughout this section.

===================================================================
                     Directors and Management

76. We note that Mr. Herren will be the CEO, Mr. Wilson the COO and Mr. Brophy the CFO following the business combination.
     Please disclose the material arrangements or agreements relating to the compensation of these individuals.

Response
76. The Company discloses that there are no material arrangements or agreements relating to compensation of these individuals as officers of Tongxin International. The compensation committee of the new board of directors of Tongxin
     International will be responsible for reviewing and approving all compensation agreements.

===================================================================
                 Beneficial Ownership of Securities
        Beneficial Owners of More Than 5% of AAAC Common Stock

77. Please revise your tabular disclosure so that it complies with Item 403(a) of Regulation S-B. We note that your tabular disclosure indicates that approximately 94.2% of your outstanding common stocks held by the entities listed in the table. If that percentage is correct, please explain to us how the percentages in your table showing the security ownership of management are correct.

Response
77. The Company has revised the tabular disclosure so that it complies with Item 403(a) of regulation S-B. Additionally the percentage of approximately 94.2% was incorrectly calculated and the revised percentage is approximately 45%.

78. Please add separate columns to both tables showing the beneficial ownership, number of shares and percent ownership, post-business combination and including the shares issuable upon exercise of warrants.

Response
78. The Company has added separate columns to both tables showing the beneficial ownership, number of shares and percent ownership, post-business combination and including the shares issuable upon the exercise of warrants.

79. Please update the information in this section as of a recent practicable date. Also, for each entity, disclose the control person(s).

Response
79. The Company has updated the information in this section as of October 19, 2007 and for each entity has disclosed the control person(s).

=====================================================================
                  Beneficial Ownership of Securities
         Security Ownership of Officers and Directors of AAAC

80. Please revise your tabular disclosure so that it complies with item 403(b) of Regulation S-B.

Response
80. The Company has revised the tabular disclosure so that it complies with Item 403(b) of Regulation S-B.

=====================================================================
                 Shares Eligible for Future Sale

81. Please disclose the SEC's position on Rule 144 sales of blank check companies.

Response
81. The Company has amended the proxy and disclosed in this section the SEC's position on Rule 144 sales of blank check companies as follows:

     Although the SEC had originally extended the ban on Rule 144 reliance for companies that had been blank check companies even if they no longer were, the SEC has now concluded that, because the reasons for prohibiting reliance on Rule 144 do not appear to be present after a reporting company has ceased to be a shell company, reliance on Rule 144 for resales by a security holder would be permitted when: (1) the issuer of the securities that was formerly a reporting or non-reporting shell company has ceased to be a shell company; (2) the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; (3) the issuer of the securities has filed all reports and material required to be filed during the preceding 12 months (or for such shorter period that the registrant was required to file such reports and materials); and (4) at least 90 days have elapsed from the time the issuer files current "Form 10 information" (information ordinarily filed on a current report on Form 8-K) with the Commission reflecting its status as an entity that is not a shell company.

====================================================================
              Delivery of Documents to Stockholders

82.  Please revise your disclosure so that it complies with Item
     23 of Schedule 14A. See Item 23(b) and (c) of Schedule 14A.

Response
82. The Company has revised its disclosure so that it complies with Item 23(b) and (c) of Schedule 14A as noted below:

     Item 23-Delivery of documents to security holders sharing an address.

     If one annual report to security holders, proxy statement, or Notice of Internet Availability of Proxy Materials is being delivered to two or more security holders who share an address in accordance with Rule 240.14a-3(a)(1) furnish the following information:

     * Undertake to deliver promptly upon written or oral request a separate copy of the annual report to security holders, proxy statement, or Notice of Internet Availability of Proxy Materials, as applicable, to a security holder at a shared address to which a single copy of the documents was delivered and provide instructions as to how a security holder can notify the registrant that the security holder wishes to receive a separate copy of an annual report to security holders, proxy statement, or Notice of Internet Availability of Proxy Materials, as applicable; and

     * Provide the phone number and mailing address to which a security holder can direct a notification to the registrant that the security holder wishes to receive a separate annual report to security holders, proxy statement, or Notice of Internet Availability of Proxy Materials, as applicable, in the future.

======================================================================
                              Proxy Card

83. You state in several places in the proxy statement that your special meeting may be postponed or adjourned. Please not that discretionary authority is unavailable when a procedural action is taken with respect to a substantive matter for which a proxy is solicited. See Rule 14a-4 of Regulation 14A. The adjournment or postponement of a meeting to solicit additional proxies does not constitute a matter incidental to the conduct of the meeting. Consequently, the use of discretionary voting authority to vote on adjournment or postponement of the meeting to solicit additional proxies is a substantive proposal for which proxies must be independently solicited. If the special meeting may be adjourned or postponed for the purpose of soliciting additional proxies, please revise your disclosure and provide a separate voting box on the proxy card so that stockholders may decide whether to grant a proxy to vote in favor of adjournment or postponement of the meeting for the solicitation of additional proxies.

Response
83. The Company has revised the proxy statement to remove the reference to an adjournment or postponement of the special meeting for solicitation of additional proxies.

84.  We note your disclosure:

     You will only be entitled to receive cash for your shares if the acquisition is completed and you comply with the stock certificate delivery requirements described in the proxy statement. Please tell us where in your proxy statement the stock certificate delivery requirements are described, or revise your proxy statement so that these requirements are described in detail.

Response
84. The Company has revised the proxy statement under the Section "Conversion Rights" to describe in detail the stock certificate delivery requirements;

======================================================================
               Asia Automotive Acquisition Corporation
                  Consolidated Financial Statements

85. Please revise to include interim financial statements, and ensure that the financial statements are updated as required by Rule 3-12 of Regulation S-X.

Response
85. The Company will insure that financial statements are updated as required by Rule 3-12 of regulation S-X

======================================================================
           Note 2-Summary of Significant Accounting Policies

86. We note your disclosure regarding the warrants which have been accounted for as liabilities at fair value since the warrant agreement does not specify the conditions under which net cash settlement would be permitted or required. Please tell us how you evaluated the classification of the underwriter's purchase option (UPO) under EITF 00-19. Since the UPO was registered at inception as part of your initial public offering, the subsequent exercise of the UPO must be covered by an effective registration statement, which is not within the issuer's ability to control. Accordingly, unless the UPO agreement specifies the conditions under which net cash settlement would be permitted or required, it would appear that the UPO would also be required to be classified as a liability and adjusted to fair value at each balance sheet date in accordance with EITF 00-19. Please advise and revise the financial statements as appropriate.

Response
86. As a result of certain questions that have arisen regarding the accounting treatment applicable to the UPO the Company anticipates executing a Clarification Agreement (UPO) with its underwriters to amend the UPO to clarify that the underwriters do not have the right to receive a net cash settlement (and there will be no liability on the part of the Company) in the event the Company does not maintain a current prospectus relating to the securities underlying the UPO.

======================================================================
                  Hunan Tongxin Enterprise Co., Ltd.
                  Consolidated Financial Statements

87.  Please update the financial statements as required by Item
     8.A.5 of Form 20-F.

Response
87. Hunan Tongxin anticipates updating its third quarter interim financial statements required by Item 8.A.5 of Form 20-F.

======================================================================
       Consolidated Statements of Income and Comprehensive Income

88. In order to enhance an investor's understanding, please revise the statements of income to provide additional detail regarding the material components of selling, general, and administrative expense. Alternatively, provide similar disclosures in the footnotes or in MD&A.

Response
88. The Company has revised the proxy and provided disclosures in the MD&A regarding the material components of selling, general and administrative expense to include the following:

     * Selling

       - 75% attributed to order shipment and delivery of finished products from the Tongxin's warehouse to its customers' premise; and

       - 25% represents compensation for sales and marketing personnel and miscellaneous including travel, telephone and other similar expenses

     * R&D and Product Engineering

       - 73% attributed to steel material consumption for product, mold and die development;

       - 15% represents compensation for technical personnel;
         and

       - 12% attributed to supplies and other perishable material expense

     * General & Administrative

       - 80 % attributed to salary and bonuses for the management; and

       - 20% represents miscellaneous expenses such as office utilities, telephone, and supplies.

===================================================================
             Notes to Consolidated Financial Statements
                              General

89. Please tell us how your chief operating decision maker reviews the product segments and geographic segments in which you operate. For example, as it relates to geographic segments, we note that you have identified five sales locations in China. Revise your disclosures to provide the information required by SFAS 131, or tell us why you believe that no disclosures are required.

Response
89. The SFAS 131 standard requires use of the management approach; that is, segment reporting depends on the firm's internal organization. The standard defines an operating segment as a firm component

     1. that engages in business activities generating revenues and incurring expenses

     2. whose operating results are regularly reviewed by the enterprise's chief operating decision maker to allocate resources and assess performance

     3. for which discrete financial information is available

     Reportable segments are operating segments that report any of:

     * revenues (including inter-segment revenues) of at least 10% of total revenues (including inter-segment revenues) of all reported operating segments

     * profit (loss) of at least 10% of the combined profit (loss) of all operating segments reporting a profit (loss)

     Hunan Tongxin's internal organization does not have discreet product and/or geographic segments. The five geographic sales locations identified under the Section "Background of Hunan Tongxin" are designed to provide maximum sales coverage for the approximately 140 customers which Tongxin serves throughout China. The firms top two executives, Mr. Zhang Duanxiang, and Mr. Peng Weiwu, serve as Tongxin's two chief operating decision makes. They each independently visit customers one week each month to discuss their product needs and assess how Hunan Tongxin company wide will need to adjust its product portfolio and resources to meet future customer needs. Therefore the Company believes that no disclosures are required regarding segment reporting.

==========================================================================
       Note 3-Summary of Significant Accounting Policies and Practices
                         C-Revenue Recognition

90. We note that you recognize revenue in accordance with Staff Accounting Bulletin No. 104. Please revise your disclosure so that it is more tailored to your business. Describe each type of material revenue transaction (e.g. typical contractual terms, etc.) and how each of the SAB 104 criteria is met, including how shipping terms affect the recognition of revenue (e.g., FOB shipping point). Also, if you sell products to distributors, tell us whether you recognize revenue upon shipment and why you believe that such treatment is appropriate to the extent that return rights exist.

Response
90. The Company has revised its disclosure so that it is more tailored to Hunan Tongxin's business as an automotive supplier The following is a description of Tongxin's general revenue transaction and how each of the SAB 104 criteria are met:

     * Persuasive evidence of an arrangement exists: Hunan Tongxin negotiates contracts on a yearly basis during the January-February time frame. It reaches a final understanding with its customers during this period as to the specific nature and terms of the agreed-upon transaction and executes a yearly sales contract with the customer.

     * Delivery has occurred or services have been rendered: The product (Engineered Vehicle Body Structures or component(s)) are manufactured to the customer's agreed upon specifications. Delivery is considered to have occurred and revenue recognized, when the customer has taken title and assumed the ownership of the products specified in the customer's sales agreement.

     * Its price to the customer is fixed or determinable: the price, along with the payment terms, delivery terms and other contractual conditions is fixed at that the time of executing the sales contact. The prices are adjusted quarterly per the material escalation clause which allows Hunan Tongxin to increase or decrease the selling price to reflect changes in the cost of raw steel.

     * Collectibility is reasonably assured: Hunan Tongxin and the customer have agreed upon payment terms as part of the sales contract including cash in advance, cash of delivery, letter of credit, or other terms depending upon the customer.

     Additionally, Hunan Tongxin does not sell products through distributors and there is no right of the customers to return products back to Tongxin.

91. In connection with the previous comment, please expand your disclosure to address your use of the percentage of completion method as discussed in the working capital section of MD&A, and explain in detail why you believe that the percentage of completion method is applicable to your revenue transactions.

Response
91.  Based on the audit conducted by LehmanBrown, we did not find
     Tongxin using percentage of completion method in its revenue recognition process.

======================================================================
                    D-Shipping and Handling Costs

92. Please disclose the nature of all costs considered shipping and handling costs, the total amount of such costs, and the amount of shipping and handling costs that are not included in cost of sales for each period presented. For guidance, please refer to EITF 00-10.

Response
92. The Company has further disclosed the nature of all costs considered shipping and handling costs and the total amount of such costs as follows:

     As mentioned in Item 56 above, there are two categories of shipping and handling costs. One is incurred in bringing in the raw materials (inbound), and the other one is for shipping out the finished goods to customers (outbound). Shipping and handling costs incurred in bringing in the raw materials form part of the manufacturing expenses and eventually charged out as cost of sales. Only those shipping and handling costs related to shipping finished goods shipment to customers is taken up in selling expense as part of total selling, general and administrative expenses ("SGA").

     * As a percentage of SGA expense shipping and handling expenses (outbound) represented approximately 54%,
       58%, and 40% for years 2004, 2005 and 2006, respectively.

     * As a percentage of selling expenses the inbound shipping and handling expenses (inbound) to bring in raw material represented approximately 72, 75% and 64% for years 2004, 2005 and 2006, respectively.

====================================================================
                       I-Construction in Progress

93. In accordance with paragraph 21 of SFAS 34, please disclose the amount of interest capitalized for each period presented.

Response
93. Tongxin's accounting policy is consistent with the requirement of SFAS 34. However, interest costs are not capitalized during the three (3) financial years as the amounts are not material.

====================================================================
           Note 10-Accrued Expenses and Other Liabilities

94. We note your disclosure regarding advances from customers. Please revise your disclosure to describe in more detail what these amounts are comprised of. Clarify whether the amounts represent pre-payments where no services have actually been performed, or whether the amounts related to transactions where partial performance has occurred but revenue recognition has been deferred. To the extent that the amount comprise the latter, please revise your pro forma financial statements in accordance with EITF 01-03 and explain how you considered this guidance. Note that the fair value of deferred revenue acquired in a business combination may be significantly less than the value recorded by the acquired company.

Response
94. The Company has revised its disclosure to describe in more detail cash advances Hunan Tongxin's receives from its customers as follows:

     Advances from customers are advanced receipts from customers where the relevant products have not been delivered or sold.
     They are not related to transactions where partial performance has occurred but revenue recognition has been deferred.

     Depending upon previous experience, credit worthiness, or the size of an individual customer, Hunan Tongxin may extend credit terms or will receive cash in advance during specific stages of production, or prior to delivery of the finished product, from certain customers, as stated in the commercial contract. Prepayments vary in size and range from covering the cost of purchasing raw material to the total cost of fulfilling a specific production order. Advances are recorded as such and reflected as a liability on the balance sheet until such time as delivery of the product to the customer occurs at which time the revenue is recognized and the Liability account is relieved. In fiscal year 2006 the company received cash advances in the aggregate amount of approximately $2.7 million or 4.5 % of total revenues.

=================================================================
                      Exchange Act Filings

95. Please amend your Exchange Act filings, as necessary, to reflect changes resulting from the comments above, or tell us when you expect to revise them.

Response
95. The Company has amended its Exchange Act filings, as necessary to reflect changes resulting from the comments above and are included in the S-4 as described in Item 1 above.

96. We note that the disclosures in your periodic reports regarding controls and procedures do not appear to comply with Items 307, 308(c) and 601 of Regulation S-B in the following respects:

     * We note that a partial definition of disclosure controls and procedures was provided. The disclosure should be revised either to remove the partial definition, or to provide the entire definition, along with a clear conclusion regarding effectiveness with respect to each component.

     * We note that in certain reports, including your Form 10-QSB for the period ended March 31, 2007, the information required by Item 307 of Regulation S-B has been omitted.

     * We note that in certain reports, the certifications have been included in the body of the periodic report, rather than as separately filed exhibits (31 and 32) as required by Item 601 of Regulation S-B.

     * We note that in certain reports, a material weakness has been identified, but there is no disclosure regarding the steps taken by management, if any, to remediate the material weakness.

     Please either revise each previously filed periodic report to address each of the matters identified above, or confirm that your will do so in future filings.

Response
96. The Company will amend in the future the previously filed periodic reports to address each of the matters identified above.

======================================================================
          Form 10-KSB/A for Fiscal Year Ended December 31, 2006

97. Please amend your filing to include as exhibits the certifications required by Item 601(b)(31) of Regulation S-B. Your principal executive officer and principal financial officer must sign a certification. Each officer should sign a separate certification.

Response
97. The Company will amend its filing to include as exhibits the certifications required by Item 601 (b) (31) of regulation S-B. Each principal officer and principal financial officer will sign a separate certification. financial statements under Item 7.

98. Please amend your filing to include your financial statements under Item 7. The financial statements are part of the Form
     10-KSB and therefore should be included before the signatures page.

Response
98. The Company will amend its filing to include the financial statements under Item 7 and include before the signature page.

99. Please amend your filing to include the signatures required by General Instruction C of Form 10-KSB.

Response
99. The Company will amend its filing to include the signatures required by General Instruction C of Form 10-KSB.

100. Please amend your filing to revise your disclosure pursuant to Item 11. Although you state that the table sets forth information as of December 31, 2006, the information you provide for at least one of the beneficial owners was not reported on Schedule 13G until 2007. In addition, information for all of your directors and officers is not provided, and the total number of shares beneficially owned by Mr. Wilson is not indicated in the table. See Item 403 of Regulation S-B.

Response
100. The Company will amend its filing to revise its disclosure pursuant to Item 11. The date as of which data is reported is as of October 19, 2007. Additionally, the chart of beneficial ownership of officers and directors has been revises pursuant to Item 403 of regulation S-B.

101. In your future filings requiring disclosure pursuant to
     Item 406 of Regulation S-B, please explain the manner in which a request for a copy of your code of ethics may be made.

Response
101. The Company will specify in future filings requiring disclosure pursuant to Item 406 of regulation S-B the manner in which a copy of the Company's code of ethics may be made.
     A request for copies of the Company's Code of Conduct should be sent in writing to Asia Automotive Acquisition Corporation, 199 Pierce Street, Suite 202, Birmingham, MI 48009;
     Attention: David J. Brophy.

======================================================================
                               Other

102. Please file a complete copy of your bylaws as an exhibit to the next periodic report filed by you to which Item
     601(b)(3)(ii) of Regulation S-B applies. Article I of your bylaws is incomplete.

Response
102. The Company will file a complete copy of its by-laws as an exhibit to the next periodic report filed by the Company to which item 601(b)(3) of Regulation S-B applies. Also, Article I of the Company's by-laws will be amended.

     In connection with the responses to the comments attached, the Company acknowledges that:

     * The Company is responsible for the adequacy and accuracy of the disclosure of the filing;

     * Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission for taking action with respect to the filing; and

     * The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under federal securities laws of the United States.


We will follow-up by phone to address any questions or issues you may have with regard to our responses.

							Sincerely,

                                                       /s/ Paul M. Kavanaugh

							Paul M. Kavanaugh

cc:	Damon Cobert
        Pamela Howell



Securities and Exchange Commission
Attn:	John Reynolds, Assistant Director
	Office of Emerging Growth Companies
	Division of Corporation Finance
October 31, 2007